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                                                                 EXHIBIT (A)(8)


                        AMERICAN GREETING ANNOUNCES PLANS
                        TO ACQUIRE GIBSON GREETINGS INC.

                  COMPANY EXPECTS $10.25 PER SHARE OFFER TO BE
                       ADDITIVE TO EARNINGS AFTER TAKEOVER


CLEVELAND, Ohio (November 3, 1999) -- American Greetings (NYSE: AM) today announced plans to acquire Gibson Greetings Inc. (Nasdaq: GIBG) in a cash transaction that is expected to produce ongoing synergies and be additive to earnings for American Greetings in the upcoming fiscal year.

"This acquisition marks our most important step yet in implementing our long-term strategic plan by providing ongoing growth to our US and international greeting card business and our electronic marketing unit," said Morry Weiss, chairman and chief executive officer of American Greetings. He said the companies signed a definitive agreement yesterday and the respective boards of directors approved the transaction. The acquisition still requires regulatory approval.

American Greetings expects the acquisition to generate ongoing revenue of about $225 million and ongoing annual cost savings of at least $50 million. American Greetings expects the acquisition to be slightly accretive to earnings in the first 12 months after the transaction is complete. Once the integration is complete, the transaction is expected to add about 30 cents per share to earnings.

American Greetings has agreed to pay $10.25 for each share of Gibson stock upon completion of the transaction. Weiss said American Greetings is in a unique position to realize the full value of Gibson. Terms of the transaction reflect the value from the following three distinct business segments:

- Gibson's US greeting card division will provide ongoing sales opportunities for American Greetings from several new retail partners, making American Greetings a stronger and more effective competitor across all channels of distribution.

- Gibson's UK greeting card division will add incremental growth to American Greetings current UK units -- Carlton Cards, Camden Graphics and Hanson White -- generating significant synergies.

- Gibson's creative content and investment in electronic commerce will enhance the electronic marketing division of American Greetings.

"After integration, Gibson should enhance our already strong cash flow to help us to fund possible additional opportunities in several other product categories," Weiss said. "Our commitment is as strong as ever to continue growing our party goods, candles, stationery and educational products."

Additionally, American Greetings plans to continue to use the Gibson name to extend its current branding strategy into other emerging retail channels. This means consumers can select from a broader and more relevant selection of greeting cards from American Greetings. The acquisition also should result in improved productivity for the current retail partners of Gibson Greetings.

"This is an exciting opportunity to expand our greeting card business into another channel with a proven brand name, Gibson. This will benefit our consumers, retailers, shareholders and

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associates," said Ed Fruchtenbaum, president and chief operating officer. "We expect the acquisition to create substantial ongoing synergies that add economic value for our shareholders. Those synergies will help us compete more effectively and efficiently in an increasingly competitive marketplace."

Frank O'Connell, chairman and chief executive officer of Gibson Greetings, said the sale to American Greetings "represent the best opportunity for Gibson to enhance shareholder value."

"We also are happy that American Greetings values the 150-year heritage of Gibson and the value of our brand in the marketplace," O'Connell said. "Our key accounts should welcome the opportunity to partner with American Greetings with its greater array of products and services and we expect our customers to benefit from this transaction."

Weiss said the acquisition of Gibson is another example of American Greetings commitment to its long-term strategic plan and its goal to enhance shareholder value.

"Since we unveiled our strategic plan in 1997, we have taken a series of steps to grow all of our businesses," Weiss said. "We also have introduced innovative greeting card lines and signed important licensing agreements that have enhanced our entire product offering. Those factors, coupled with an improved focus on managing our capital resources continues to allow American Greetings to grow while adding value to all of our key audiences.

American Greetings is the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. With headquarters in Cleveland, Ohio, American Greetings employs more than 21,000 associates around the world and has one of the largest creative studios in the world. For more information on the Company, visit our site on the World Wide Web at www.americangreetings.com.

Gibson Greetings, Inc., an industry innovator in the greeting card business. Gibson distributes more than 24,000 individual relationship communication products, including greeting cards, gift wrap, party goods and licensed products. E-mail greetings featuring Gibson content are available through the privately held Egreetings Network (www.egreetings.com), in which Gibson holds a minority equity interest. Gibson cards are also available through the Internet from Sparks.com (www.sparks,com). For more information on Gibson Greetings, visit our web site at www.gibsongreetings.com.

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Forward looking statements contained in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated. Factors that could cause such differences include this risks associated with the businesses of American Greetings and Gibson Greetings generally, transactional effects, integration risks and other investment considerations described from time to time by companies in their filings with the Securities and Exchange Commission.

AMERICAN GREETINGS CONTACT:
Dale A. Cable                            Jim King
Vice President, Treasurer                Manager, Investor & Media Relations
(216) 252-7300                           (216) 252-4864


GIBSON GREETINGS CONTACT:
James T. Wilson                          Adam Friedman
Chief Financial Officer                  Adam Friedman Associates
(513) 841-6926                           (212) 391-7596